UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

NEWATER TECHNOLOGY, INC.

(Name of the Issuer)

Newater Technology, Inc.
Crouching Tiger Holding Limited
Green Forest Holding Limited
Yuebiao Li

Tigerwind Group Limited

Pure Blue Holding Limited
Zhuo Zhang

Gooden Sunrise Holding Limited
Xiangqian Sui

Forwater Holdings Limited

Yancoal International (Holding) Co., Limited

(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G64335105

(CUSIP Number)

Newater Technology, Inc.	Crouching Tiger Holding Limited
c/o Yantai Jinzheng Eco-Technology Co., Ltd.	Green Forest Holding Limited
1 Ruida Road, Laishan District, Yantai City	Yuebiao Li
Shandong Province 264003	Tigerwind Group Limited
People’s Republic of China	Pure Blue Holding Limited
Telephone: (+86) 535-8012911	Zhuo Zhang
Gooden Sunrise Holding Limited
Xiangqian Sui
Forwater Holdings Limited
1 Ruida Road, Laishan District, Yantai City
Shandong Province
People’s Republic of China
Telephone: (+86) 535-8012911 Yancoal International (Holding) Co., Limited 14/F One Taikoo Place, 979 King’s Road, Quarry Bay Hong Kong People’s Republic of China Telephone: (+86) 537-5384231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
MagStone Law, LLP	DLA Piper
1001 Avenue of the Americas, Suite 1105	20th Floor South Tower Beijing Kerry Center
New York, NY 10018, USA	No.1 Guanghua Road, Chaoyang District
Attention: Yue (Mark) Li, Esq.	Beijing 100020, PRC
Facsimile: +1 (347) 934-9333	Attention: James Chang, Esq.
Email: markli@magstonelaw.com	Facsimile: +86 10 8520 0700
Email: james.Chang@dlapiper.com

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$20,472,850	$2,233.59

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $3.65 for 5,609,000 issued and outstanding common shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This amendment No. 2 to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Newater Technology, Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered common shares, par value of US$$0.001 per share (each, a “Share” and collectively, the “Shares”); (b) Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”); (c) Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by the Parent (the “Merger Sub”); (d) Mr. Yuebiao Li, the Company’s chairman of the board of directors, and chief executive officer (“Mr. Li”); (e) Tigerwind Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Li; (f) Pure Blue Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Li; (g) Ms. Zhuo Zhang, the Company’s Vice Chairman of the board of directors, and chief financial officer (“Ms. Zhang”); (h) Gooden Sunrise Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Ms. Zhang; (i) Mr. Xiangqian Sui (“Mr. Sui”); (j) Forwater Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Sui; and (k) Yancoal International (Holding) Co., Limited, a private company limited by shares organized under the laws of the Hong Kong Special Administration Region (“Yancoal”).

On September 29, 2020, the Parent, the Merger Sub, and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of the Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of the Parent.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each of the Shares issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$3.65 per Share surrendered for cancellation, in each case, in cash, without interest and net of any applicable withholding taxes, except for the following excluded Shares (the “Excluded Shares”): (i) Shares beneficially owned by Mr. Li (through Tigerwind Group Limited), Ms. Zhang, and Mr. Sui (through Forwater Holding Limited) (collectively, the “Rollover Shareholders”), and (ii) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights (the “Dissenting Shares”) pursuant to Section 179 of the BVI Business Companies Act, as amended (the “BVI Companies Act”), and (iii) Shares (if any) owned by the Company or any direct or indirect wholly owned subsidiary of the Company (or held in the Company’s treasury). Each Excluded Share (other than the Dissenting Shares) issued and outstanding immediately prior to the effective time of the Merger, will be cancelled and will cease to exist, and no merger consideration will be delivered with respect thereto. Each Dissenting Shareholder will be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by such Dissenting Shareholder.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the authorization and approval by an affirmative vote of holders of Shares representing more than fifty percent (50%) of the outstanding Shares of the Company, present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders which will be convened to consider the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement, including the Merger.

The Company will make available to its shareholders a proxy statement (the “proxy statement”, a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement, including the Merger. A copy of the Merger Agreement, together with the articles and plan of merger substantially in the form attached as Appendix 1 to the Merger Agreement, is attached to the proxy statement as Annex A and is incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1   Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2   Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet - The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“The Extraordinary General Meeting - Record Date; Shares Entitled to Vote”

●	“The Extraordinary General Meeting - Shareholders Entitled to Vote; Voting Materials”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Market Price of the Company’s Shares, Dividends and Other Matters - Market Price of the Shares”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Market Price of the Company’s Shares, Dividends and Other Matters - Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares - Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares”

●	“Special Factors - Related Party Transactions”

Item 3   Identity and Background of Filing Persons

(a)	Name and Address. Newater Technology, Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - The Parties Involved in the Merger”

●	“Annex D - Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - The Parties Involved in the Merger”

●	“Annex D - Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - The Parties Involved in the Merger”

●	“Annex D - Directors and Executive Officers of Each Filing Person”

Item 4   Terms of the Transaction

(a)-(1)	Material Terms – Tender Offers. Not applicable.

(a)-(2)	Material Terms – Merger or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors”

●	“The Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A - Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“The Extraordinary General Meeting - Proposals to be Considered at the Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A - Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Appraisal Rights of Shareholders”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors - Appraisal Rights”

●	“Appraisal Rights”

●	“Annex C - BVI Business Companies Act, 2004 - Section 179”

(e)	Provisions for unaffiliated shareholders. The information set forth in the proxy statement the following caption is incorporated herein by reference:

●	“Provisions for Unaffiliated Shareholders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5   Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“Special Factors - Related Party Transactions”

●	“Transactions in the Shares”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Purpose of and Reasons for the Merger”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A - Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors - Background of the Merger”

●	“Special Factors - Plans for the Company after the Merger”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A - Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions incorporated herein by reference:

●	“Summary Term Sheet - Rollover Agreement”

●	“Summary Term Sheet - Voting Agreement”

●	“Summary Term Sheet - Financing of the Merger”

●	“Special Factors - Background of the Merger”

●	“Special Factors - Plans for the Company after the Merger”

●	“Special Factors - Financing”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“Special Factors - Voting by the Rollover Shareholders at the Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Transactions in the Shares”

●	“Annex A - Agreement and Plan of Merger”

Item 6   Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Purpose of and Reasons for the Merger”

●	“Special Factors - Effect of the Merger on the Company”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A - Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - The Merger”

●	“Summary Term Sheet - Purposes and Effects of the Merger”

●	“Summary Term Sheet - Plans for the Company after the Merger”

●	“Summary Term Sheet - Financing of the Merger”

●	“Summary Term Sheet - Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Purpose of and Reasons for the Merger”

●	“Special Factors - Effect of the Merger on the Company”

●	“Special Factors - Plans for the Company after the Merger”

●	“Special Factors - Financing”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A - Agreement and Plan of Merger”

Item 7   Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Purposes and Effects of the Merger”

●	“Summary Term Sheet - Plans for the Company after the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors - Purpose of and Reasons for the Merger”

●	“Special Factors - Alternatives to the Merger”

●	“Special Factors - Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Purposes and Effects of the Merger”

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors - Purpose of and Reasons for the Merger”

●	“Special Factors - Effect of the Merger on the Company”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Purposes and Effects of the Merger”

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Effect of the Merger on the Company”

●	“Special Factors - Plans for the Company after the Merger”

●	“Special Factors - Effects on the Company if the Merger is not Completed”

●	“Special Factors - Effect of the Merger on the Company’s Net Book Value and Net Earnings”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“Special Factors - Material U.S. Federal Income Tax Consequences”

●	“Special Factors - Material PRC Income Tax Consequences”

●	“Special Factors - Material British Virgin Islands Tax Consequences”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A - Agreement and Plan of Merger”

Item 8   Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

●	“Summary Term Sheet - Recommendations of the Independent Committee and the Board of Directors”

●	“Summary Term Sheet - Position of the Buyer Group as to the Fairness of the Merger”

●	“Summary Term Sheet - Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors - Opinion of the Independent Committee’s Financial Advisor”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“Annex B - Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“The Extraordinary General Meeting - Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Opinion of the Independent Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Recommendations of the Independent Committee and the Board of Directors”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the proxy statement under the following caption since incorporated herein by reference:

●	“Special Factors - Background of the Merger”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9   Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Opinion of the Independent Committee’s Financial Advisor”

●	“Special Factors - Background of the Merger”

●	“Special Factors - Opinion of the Independent Committee’s Financial Advisor”

●	“Annex B - Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors - Opinion of the Independent Committee’s Financial Advisor”

●	“Annex B - Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive office of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10   Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Financing of the Merger”

●	“Special Factors - Financing”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A - Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Financing of the Merger”

●	“Special Factors - Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet - Fees and Expenses”

●	“Special Factors - Fees and Expenses”

●	“The Merger Agreement and Plan of Merger - Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet - Financing of the Merger”

●	“Special Factors - Financing”

●	“The Merger Agreement and Plan of Merger - Financing”

Item 11   Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares”

Item 12   The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors - Voting by the Rollover Shareholders at the Extraordinary General Meeting”

●	“The Extraordinary General Meeting - Vote Required”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - Recommendations of the Independent Committee and the Board of Directors”

●	“Summary Term Sheet - Position of the Buyer Group as to the Fairness of the Merger”

●	“Summary Term Sheet - Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

●	“Special Factors - Position of the Buyer Group as to the Fairness of the Merger”

●	“The Extraordinary General Meeting - Our Board’s Recommendation”

Item 13   Financial Statements

(a)

Financial Information. The audited financial statements of the Company for the two years ended December 31, 2018 and 2019 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2019, as amended, originally filed on June 8, 2020 (see page F-1 and following pages).

The Company’s Consolidated Balance Sheets (Unaudited), Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited) and Consolidated Statements of Cash Flows (Unaudited) for the six months ended June 30, 2020 are incorporated herein by reference to Press Release dated December 18, 2020, Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 21, 2020 (see pages 6 through 8).

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Financial Information - Selected Historical Financial Information”

●	“Financial Information - Net Book Value per Share of Our Shares”

●	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“The Extraordinary General Meeting - Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet - The Parties Involved in the Merger”

●	“Special Factors - Interests of Certain Persons in the Merger”

●	“Annex D - Directors and Executive Officers of Each Filing Person”

Item 15   Additional Information

(a)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits

(a)-(1)	Proxy Statement of the Company, dated February 10, 2021.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I of the proxy statement.

(a)-(4)	Press Release issued by the Company, dated December 7, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 7, 2020.*

(a)-(5)	Press Release issued by the Company, dated September 29, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 29, 2020.*

(a)-(6)	Press Release issued by the Company, dated June 3, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 3, 2020.*

(a)-(7)	Press Release issued by the Company, dated May 12, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 12, 2020.*

(a)-(8)	Annual Report on Form 20-F for the year ended December 31, 2019 of the Company filed with the SEC on June 8, 2020.*

(a)-(9)	Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2019 of the Company filed with the SEC on June 17, 2020.*

(a)-(10)	Press Release issued by the Company, dated December 18, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 21, 2020.

(b)	Not Applicable.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated September 29, 2020, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Independent Committee of the board of directors of the Company, dated September 29, 2020.*

(d)-(1)	Agreement and Plan of Merger, dated as of September 29, 2020, by and among the Company, the Parent and the Merger Sub incorporated herein by reference to Annex A to the proxy statement.*

(d)-(2)	Rollover Agreement, dated as of September 29, 2020, by and among Rollover Shareholders and the Parent, incorporated herein by reference to Annex E of the proxy statement.*

(d)-(3)	Voting Agreement, dated as of September 29, 2020, by and among Rollover Shareholders and the Parent, incorporated herein by reference to Annex F of the proxy statement.*

(d)-(4)	Limited Guarantee, dated as of December 2, 2020, by Mr. Li, Ms. Zhang and Yancoal in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.*

(d)-(5)	Amended and Restated Share Subscription Agreement, dated as of December 2, 2020, by and between Pure Blue Holding Limited and the Parent, incorporated herein by reference to Annex H of the proxy statement.*

(d)-(6)	Amended and Restated Share Subscription Agreement, dated as of December 2, 2020, by and between Gooden Sunrise Holding Limited and the Parent, incorporated herein by reference to Annex H of the proxy statement.*

(d)-(7)	Share Subscription Agreement, dated as of December 2, 2020, by and between Yancoal and the Parent, incorporated herein by reference to Annex H of the proxy statement.*

(f)-(1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)	Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)	Not applicable.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Newater Technology, Inc.

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Crouching Tiger Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Green Forest Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Yuebiao Li

By:	/s/ Yuebiao Li
Name:	Yuebiao Li

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Tigerwind Group Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Pure Blue Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Zhuo Zhang

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang

Gooden Sunrise Holding Limited

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Xiangqian Sui

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui

Forwater Holdings Limited

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Yancoal International (Holding) Co., Limited

By:	/s/ Jian Liu
Name:	Jian Liu
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]